UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [August], 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated August 16, 2005. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST HALF RESULTS FOR FISCAL YEAR 2005

Seoul, Korea, August 16, 2005 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the six months ended June 30, 2005.

The Company reported total revenues of 41,271 million won for the first half of 2005, increased by 35.7 percent from total revenues of 30,408 million won for the first half of 2004. And, gross profit for the first half of 2005 was 9,606 million won increased by 25.7 percent from gross profit of 7,646 million won for the first half of 2004. Mirae accounted 1,045 million won of operating profit that improved its operating income by 174.1 percent or a turnaround from 1,411 million of operating loss for the first half of 2004. Moreover, Mirae recorded an ordinary income and net income in the first half of 2005 amounting to 12,600 million won, up 808.7 percent, respectively, or a turnaround from 1,778 million won of ordinary loss and net loss for the same period of 2004.

[Table 1.] Summary of Operating Results of FY 2005 1H vs. FY 2004 1H

(Unit: in million Korean won, %)

Category	FY 2005 1H	FY 2004 1H	% Change	Comment
Revenues	41,271	30,408	+35.7
Gross profit	9,606	7,646	+25.7
Operating income (loss)	1,045	(1,411)		Turnover Operating profit
Ordinary income (loss)	12,600	(1,778)		Turnover Ordinary profit
Net income (loss)	12,600	(1,778)		Turnover Net profit

Finally, positive news is in abundance for the capital equipment market. The good news widespread with booming semiconductor industry, the Company also emphasized on the global network reinforcement that hoping to increase the Company’s overseas sales and its profit margin. Mirae believes the signal of improvement, especially through SMD placement system market in Asia.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2005 1H	FY 2004 1H
Asia	18.9	19.7
Europe	7.1	9.4
US	9.1	13.8

Overseas Total	35.1	42.9

Domestic	64.9	57.1
Total	100.0	100.0

Each division fully portrays its figures for the first half of 2005 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 21,940 million won, or 30.5 percent increase, for the first half of 2005 from 16,815 million won for the same period of 2004. The semiconductor equipment industry is expected to grow continuously in 2005; and our ATE sales are expected to show its strong growth in this year. SMD Placement System Division (SMT) generated revenues of 18,431 million won for the first half of 2005, increased by 52.0 percent from 12,123 million won for the first half of 2004. Sales portion by Assembly and Test Equipment Division, SMD placement systems Division and Other Division are 53.2 percent, 44.6 percent and 2.2 percent, respectively, for the first half of 2005.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2005 1H	FY 2004 1H	% Change
SE Division	21,940	16,815	+30.5
SMT Division	18,431	12,123	+52.0
Other	899	1,470	-38.8
Total	41,271	30,408	+35.7

Highlights of FY 2005 1H

January 19, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee

After the change: Hyung-Yun Lee and Soon-Do Kwon

•	Decision on disposal of building and land of Research and Development Center at Gyeonggi-do.

Amount of disposal (KRW): 24,000,000,000

Purpose of disposal: Corporate restructuring by selling unprofitable fixed asset

January 24, 2005

•	Decision on disposal of Bundang building at Gyenggi-do Seongnam City.

Amount of disposal (KRW): 11,550,000,000

Comparison to total amount of assets (%): 5.9

Purpose of disposal: Concentrate on core business by selling unprofitable fixed asset

January 27, 2005

•	Disposal of equity in Softforum Co., Ltd.

Amount of disposal (KRW): 9,010,000,000

Number of shares to be disposed: 2,726,800

Number of shares held after disposal: 602,040

Shareholding ratio after disposal (%): 7.5

February 15, 2005

•	Sales or profit and loss change over 30% FY 2004

Major reason of sales or profit and loss change: Decrease of sales revenue and increase of bad debt expense due to the stagnation of semiconductor industry.

February 18, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee and Soon-Do Kwon

After the change: Soon-Do Kwon

Reason of change: Hyung-Yun Lee resigned his position as a representative director

February 28, 2005

•	Decision on calling the 14th Annual Shareholder’s Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004.

•	Partial amendment to articles of incorporation.

•	Appointment of New outside directors who become members of audit committee

•	Approval of the ceiling amount of the Remuneration for Directors

March 18, 2005

•	Result of the 14th Annual Shareholders’ Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004.→ Resolved as proposed

•	Partial amendment to articles of incorporation. → Resolved as proposed

•	Appointment of New outside directors who become members of audit committee. → Resolved as proposed

•	Approval of the ceiling amount of the Remuneration for Directors → Resolved as proposed

March 24, 2005

•	Disaffiliation of affiliated company, SoftForum Co., Ltd.

March 28, 2005

•	Cancellation of Stock Option Granted

Number of grantees cancelled: 19 persons

Number of common shares cancelled: 1,271,669

Reason for cancellation: voluntary resignation

April 26, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 2,485,139,895

May 25, 2005

•	Provision of collateral for CyberBank Corporation

Accumulated amount of collateral in the current fiscal year (KRW): 15,000,000,000

June 22, 2005

•	Disaffiliation of affiliated company, Mirae America Inc.

June 29, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 2,231,502,888

July 4, 2005

•	Equity Investment in Mirae Online Co., Ltd.

Investment Amount (KRW): 2,000,000,000

Object of Investment: 400,000 of Common Stocks

July 4, 2005

•	Disposal of treasury stock

Purpose of disposal: To pay bonus to employees

Number of Shares to be disposed: 666,800 Common Shares

July 4, 2005

•	Product and service transaction with CyberBank Corporation by means of Original Equipment Manufacturing

Transaction amount (KRW): 4,928,000,000

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,346,500,000

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the first half of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2005

DECEMBER 31, 2004

(In millions of Korean won)

	FY 2005 1H	FY 2004
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS :
Cash and cash equivalents	13,417	14,636
Short-term financial instruments	45,989	33,682
Marketable securities	200	148
Accounts receivable - trade, net	33,282	26,203
Short-term loan	848	88
Accounts receivable - other	5,161	3,750
Inventories	21,178	25,998
Accrued interest income	544	478
Advance payments and others	5,127	686
Prepaid income taxes	127	149

Total Current Assets	125,873	105,818

NON-CURRENT ASSETS :
Property, plant and equipment - net	46,181	74,472
Intangible assets - net	13,390	8,326
Investment securities	4,582	14,988
Long-term and restricted bank deposits	662	659
Guarantee deposits, net	4,731	4,552
Long-term receivables	1,839	3,109
Long-term loans and other	1,515	1,824

Total Non-Current Assets	72,900	107,930

TOTAL ASSETS	198,773	213,748

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2005

DECEMBER 31, 2004

(In millions of Korean won)

	FY 2005 1H	FY 2004
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable - trade	10,726	9,345
Short-term borrowings	26,409	35,796
Accounts payable - other	1,578	1,707
Advance receipts from customers	441	1,207
Withholdings	165	279
Accrued expenses and other	1,602	1,810
Short-term guarantee deposits received	93	183
Current long-term liability	—	2,237
Forward on Foreign Currency	11	—
Allowance for guarantee deposited and others	18,736	15,810

Total Current Liabilities	59,761	68,374

LONG-TERM LIABILITIES :
Long-term borrowings	5,108	10,238
Convertible Bond	3,104	3,009
Long-term guarantee deposits received	111	3,381
Accrued severance indemnities, net	2,122	2,429

Total Long-term Liabilities	10,445	19,057

Total Liabilities	70,206	87,431

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 179 million shares as of June 30, 2005 and 2004, respectively	17,919	17,919
Capital surplus :
Additional paid-in capital	129,884	129,884
Other Capital Surplus	82	—
Retained earnings (Accumulated deficit) :
Unappropriated	(17,046)	(29,645)
Capital adjustments :
Treasury stock	(4,344)	(4,344)
Unrealized gain on investment securities	(839)	10,988
Additional paid-in capital - employee stock options	1,592	1,515
Valuation profit from investment securities	1,319	—

Total Shareholders’ Equity	128,567	126,317

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	198,773	213,748

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In millions of Korean won, except per share data)

Category	2005 2Q	2005 1H	2004 2Q	2004 1H
REVENUES	20,555	41,271	15,752	30,408
COST OF SALES	16,003	31,665	12,133	22,762
GROSS PROFIT	4,552	9,606	3,619	7,646
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,168	8,561	4,608	9,057
OPERATING INCOME (LOSS)	384	1,045	(989)	(1,411)
OTHER INCOMES:	1,129	24,343	1,377	2,355
OTHER EXPENSES:	6,825	12,789	1,724	2,721
ORDINARY PROFIT (LOSS)	(5,311)	12,600	(1,336)	(1,778)
INCOME TAX EXPENSE (BENEFIT)	—	—	—	—
NET INCOME (LOSS)	(5,311)	12,600	(1,336)	(1,778)
NET INCOME (LOSS) PER SHARE (In Korean won)	(30)	71	(7)	(10)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In millions of Korean won)

Category	2005 2Q	2005 1H	2004 2Q	2004 1H
CASH FLOWS FROM OPERATING ACTIVITIES :	(1,960)	(7,958)	(5,050)	(6,060)
Net income (loss)	(5,311)	12,600	(1,336)	(1,778)
Expenses not involving cash payments :
Provision for severance indemnities	35	512	285	890
Allowance for bad debts	5,778	6,123	603	1,401
Depreciation and amortization	1,085	2,192	1,006	1,936
Loss from depreciation of intangible assets	394	478	107	208
Compensation cost related to stock options	159	159	216	363
Expense from A/S	339	835	0	0
Loss from valuation of securities	2	2	173	2
Loss on disposition and valuation of Investment securities	0	0	3	3
Loss on disposition of short-term securities	0	0	161	162
Loss from foreign currency translation	0	113	0	450
Cost of interest	31	95	0	0
Loss on valuation of Forward on Foreign Currency	11	11	0	0
Loss from disposal of tangible asset	0	4,723	0	0
Equity in losses of affiliate	622	622	0	0
Others	0	0	186	186

Sub total	8,456	15,865	2,740	5,601

Income not involving cash receipts :
Recapture of present value discount account	29	106	133	133
Gain on disposal and valuation of marketable securities	36	54	350	471
Gain on disposition of investment securities	0	9,599	0	0
Gains on foreign exchange	161	592	161	293
Valuation gain using equity method	0	0	36	74
Gains on disposal of tangible assets	0	11,889	0	9
Gains on Valuation of Foreign Exchange Forward Contracts	0	0	90	90

Sub total	(226)	(22,240)	(770)	(1,070)

Changes in assets and liabilities related to operating activities:
Accounts receivable - trade	(524)	(8,018)	(6,308)	(5,291)
Accounts receivable - others	(1,052)	(5,529)	237	(450)
Accrued income	25	(66)	(71)	(85)
Advance payment	(3,724)	(4,003)	2,824	1,457
Prepaid expenses	18	33	(35)	(9)
Prepaid income tax	70	22	239	205
Inventories	(631)	4,823	(595)	(6,552)
Accounts payable - trade	4,405	1,387	(1,355)	1,874
Accounts payable - other	(1,721)	(376)	(287)	(14)
Advance receipts from customers	46	(766)	(29)	537
Withholdings	(167)	(114)	(18)	177
Accrued expenses	(335)	(208)	191	(77)
Loss from construction warranty	(548)	(548)	0	0
Unearned income	0	0	0	0
Other current liabilities	0	0	0	0
Severance indemnity payments	(740)	(819)	(477)	(585)

Sub total	(4,878)	(14,182)	(5,684)	(8,813)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	10,780	24,782	0	0
Decrease in investment securities	0	0	18,810	19,995
Decrease in long-term financial instruments	0	0	0	0
Decrease in short-term loans	0	2	0	0
Proceeds from disposal of investment securities by equity method	0	9,010	0	0
Decrease in guarantee deposits	68	68	391	391
Decrease in long-term account receivables	0	2,040	0	0
Decrease in long-term loans	129	308	246	337
Proceeds from disposal of property, plants and equipment	0	35,029	24	68
Increase in long-term guarantee deposits	39	108	80	111

Sub total	11,016	71,347	19,551	20,902

Cash out flows from investing activities:
Increase in long-term financial instruments	2	4	3	5
Increase in investment securities	13,780	37,089	9,890	8,254
Acquisition of investment securities by equity method	0	0	0	1,200
Increase in guarantee deposits	134	246	865	1,504
Increase in short-term loans	398	404	3	100
Increase in long-term loans	0	0	138	153
Acquisition of property, plant and equipment	288	694	767	1,006
Acquisition of other tangible assets	57	346	297	847
Increase in construction in-progress	726	1,008	3,240	3,240
Acquisition of industrial rights	475	682	164	270
Increase in research and development costs	2,134	4,492	1,795	2,427
Decrease in guarantee deposits	79	3,467	272	272

Sub total	(18,073)	(48,432)	(17,434)	(19,278)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash in flows from financing activities:
Increase in short-term loans	7,343	20,475	1,730	692
Increase in long-term loans	0	0	3,500	3,500

Sub total	7,343	20,475	5,230	4,192

Cash out flows from financing activities:
Decrease in short-term borrowings	9,323	29,283	0	0
Decrease in current maturities of long-term liabilities	0	2,237	596	596
Decrease in long-term borrowings	0	5,132	0	0

Sub total	(9,323)	(36,652)	(596)	(596)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,997)	(1,219)	1,701	(839)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	24,414	14,636	17,187	19,727
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	13,417	13,417	18,888	18,888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team